Exhibit 21.1

Subsidiaries of Boot Barn Holdings, Inc.

Legal Name	Jurisdiction of Organization or Incorporation
Boot Barn, Inc.	Delaware
RCC Western Stores, Inc.	South Dakota
Baskins Acquisition Holdings, LLC	Delaware
Sheplers Holdings LLC	Delaware
Sheplers, LLC	Kansas